Reg. No. 33-79750

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-2

POST-EFFECTIVE AMENDMENT NO. 8

TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MML BAY STATE LIFE INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

CONNECTICUT
(State or other jurisdiction of incorporation or organization)

43-0581430
(I.R.S. Employer Identification No.)

1295 State Street
Springfield, Massachusetts 01111
(413) 744-8411
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Liguori
Senior Vice President
MML Bay State Life Insurance Company
1295 State Street
Springfield, MA 01111
(413) 744-5373
(Name, address, including zip code, and telephone number, including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:    May 1, 2002

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

MML BAY STATE LIFE INSURANCE COMPANY

Cross Reference Sheet Pursuant to
Regulation S-K, Item 501(b)

Form S-2 Item Number and Caption Heading in Prospectus

1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Outside Front Cover Page

2. Inside Front and Outside Back Pages of Prospectus	Inside Front Cover

3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Financial Statements

4. Use of Proceeds	Investments

5. Determination of Offering Price	Not Applicable

6. Dilution	Not Applicable

7. Selling Security Holders	Not Applicable

8. Plan of Distribution	Distribution of Contracts

9. Description of Securities to be Registered	Product Description

10. Interests and Named Experts and Counsel	Not Applicable

11. Information with Respect to the Registrant	MML Bay State & MassMutual— Description of the Business; Management’s Discussion and Analysis; Financial Statements

12. Incorporation of Certain Information by Reference	Not Applicable

13. Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable

MML Bay State Life Insurance Company
Fixed Account with Market Value Adjustment

This prospectus describes the fixed account with market value adjustment offered by MML Bay State Life Insurance Company. The fixed account is available as an investment option for owners of the LifeTrust variable annuity contract (“the contract”). You, the contract owner, may allocate purchase payments or transfer contract values, in accordance with the contract’s transfer rules, to the fixed account. Since the fixed account is available only through the contract, you should carefully review the discussion of the contract contained in the prospectus for the contract. We limit the focus of this prospectus to the fixed account’s operations and features.

We guarantee specific rates of interest for amounts you allocate to the fixed account for specific periods of time. The interest rate we guarantee for a particular period is an annual effective yield. The guaranteed rates will fluctuate, but we guarantee they will never go below 3%. Our general account assets, including amounts allocated to the fixed account, are available to meet the guarantees associated with the fixed account. These general account assets are also available to support liabilities arising from other business of the company. You may make purchase payments and transfers of contract value among the fixed account and the funds in the contract.

We will apply a market value adjustment to amounts removed from the fixed account:

•	if you take a full or partial withdrawal;

•	if you transfer contract value from the fixed account;

•	if we pay a death benefit upon the death of the contract owner who is not the annuitant; or

•	if you apply your contract value to an annuity option in order to receive annuity payments.

We will not apply a market value adjustment if the amounts are removed from the fixed account during the 30-day period before the end of the guarantee period. The market value adjustment is not limited and may be positive or negative. Therefore, you may experience a negative investment return.

Please read this prospectus before investing in the fixed account. You should keep it for future reference. It contains important information.

This prospectus must be accompanied by the LifeTrust variable annuity contract prospectus and the prospectus for the funds underlying the LifeTrust variable annuity contract.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

May 1, 2002

Index Of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Expiration Date	5

Fixed Account	3

Guarantee Period	3

Guaranteed Rate	3

Market Value Adjustment	3

Segment	5

Withdrawal	3

Table of Contents/Index Of Special Terms
Product Description
The investment option described in this prospectus is a fixed account with market value adjustment available in conjunction with the contract. The contract provides for the accumulation of values prior to maturity and for the distribution of variable annuity payments after the maturity date. Additionally, a death benefit is also available under the contract.

The earnings on purchase payments or contract value you allocate to the fixed account will have an impact on your contract’s value, its maturity value, its cash redemption value and the death benefit. We believe that we have adequate resources to meet our obligations with regard to the fixed account and the contract.

We have described the contract in greater detail in the prospectus for the contract. You should review that prospectus in conjunction with this prospectus before deciding whether to invest in the contract or allocate money to the fixed account. The fixed account is not available in all states.

The Fixed Account and the Market Value Adjustment Feature

The fixed account is available during the accumulation phase of the contract. The fixed account offers different guarantee periods, which provide the option of earning interest at various guaranteed rates on all or a portion of your contract value in the fixed account. Please note that amounts credited to a guarantee period at different times may have different guaranteed rates, current rates, and expiration dates since we change the current and guaranteed rates periodically.

You may allocate purchase payments or transfer all or a portion of your contract value to the fixed account. Amounts credited to the fixed account earn interest at the guaranteed rate applicable for the guarantee period you select on the date the amounts are credited. The applicable guaranteed rate does not change during the guarantee period. The guaranteed rate may never be less than 3%. Allocations to a guarantee period (or fixed account segment) must be for at least $1,000. The value of your contract in the fixed account is not guaranteed against the claims of our creditors.

We may make guarantee periods available in periods of one to ten years. To the extent permitted by law, we reserve the right at any time to offer guarantee periods that differ from those available when we issued your contract. We also reserve the right, at any time, to stop accepting purchase payments, transfers, or renewals for a particular guarantee period. Since the specific guarantee periods available may change periodically, please contact our Annuity Service Center to determine the guarantee periods we are currently offering.

Market Value Adjustment

Any withdrawal of your contract value from the fixed account will be subject to a market value adjustment (“MVA”) unless the effective date of the withdrawal is within 30 days before the end of a guarantee period. If the allocated amount remains in the fixed account until the applicable expiration date, its value will be equal to:

•	the amount originally allocated,

•	multiplied on an annually compounded basis, by its guaranteed rate.

For this purpose, we also treat transfers, death benefits based on a contract owner’s death (where the contract owner and the annuitant are different), and annuity payments as withdrawals.

We will not apply the MVA upon the payment of a death benefit following the death of the annuitant. We will apply the MVA to the amount being withdrawn, after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charge. The MVA can be positive or negative. Therefore, the amount being withdrawn after our application of the MVA can be greater than or less than the amount withdrawn before our application of the MVA.

The MVA will reflect the relationship between the current rate (as defined later) for the contract value being withdrawn and the guaranteed rate. It also reflects the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is lower than the applicable current rate, then our application of the MVA will result in a lower payment upon withdrawal. Similarly, if the guaranteed rate is higher than the applicable current rate, our application of the MVA will result in a higher payment upon withdrawal.

We determine the market value adjustment, which we apply to the amount being withdrawn by using the following formula:

MVA =	Amount x	[(	1+i	)	n 365	-1	]
1+j

where,

Amount is the amount being withdrawn from a given fixed account segment less any applicable administrative charges.

i is the guaranteed rate we are crediting to the contract value subject to the MVA; and

j, the “current rate,” is the guaranteed rate, available as of the effective date of our application of the MVA, for current allocations to the fixed account segment whose guarantee period equals the number of years remaining, both partial and full, for the amount being withdrawn; and

n, is the number of days remaining in the guarantee period of the amount subject to the MVA.

In determining “j,” if we do not currently offer the required fixed account segment, we will base “j” on the rates available for currently offered fixed account segments.

EXAMPLES

The following examples illustrate how the MVA operates on amounts held in a particular segment:

Example 1

$1,000 is applied on May 10, 2001, to a segment with a 5-year guarantee period. The guaranteed rate for amounts applied to this fixed account segment on May 10, 2001, is 6%. If the $1,000 is left in that fixed account segment until May 10, 2006, it will accumulate at a 6% effective annual rate of interest for the full 5 years to $1,338.23.

If, however, you withdraw the full amount from the fixed account segment as of May 10, 2005:

(1)	The guaranteed rate applied on May 10, 2005 to amounts credited to a 1-year segment is 4%; and

(2)	The accumulated amount prior to the application of the MVA as of May 10, 2005 equals:

$1,000 x 1.06 [4] = $1,262.48

(3)	The number of days remaining = 365 (n=365);

(4)	The MVA equals $24.28, and is calculated according to the following formula:

$24.28 =	$1,262.48 x	[(	1.06)	365 365	-1	]
1.04

Therefore, a withdrawal on May 10, 2005, of the amount credited to the 5-year fixed account segment on May 10, 2001, is equal to $1,286.76 ($1,262.48 + $24.28).

Example 2

$1,000 is applied to a 7-year segment on May 10, 2001, with a guaranteed rate of 5%. If the $1,000 is left in that fixed account segment until May 10, 2008, it will accumulate at a 5% effective annual rate of interest to $1,407.10.

If, however, you withdraw the full amount from the fixed account segment as of May 10, 2004:

(1)	The guaranteed rate applied on May 10, 2004 to amounts credited to a 3-year segment is 10%; and

(2)	The accumulated amount prior to the application of MVA as of May 10, 2004 equals:

$1,000 x 1.05 [3] = $1,157.63

(3)	The period of time from May 10, 2004 to the end of the guarantee period is 4 years or 1460 days

(4)	The MVA equals ($196.56), and is calculated according to the following formula:

($196.56) =	$1,157.63 x	[(	1.05)	1460 365	-1	]
1.10

Product Description
Therefore, a withdrawal on May 10, 2004 of the amount credited to the 7-year fixed account segment on May 10, 2001, is equal to $961.07 ($1,157.63 - $196.56 = $961.07).

These examples are hypothetical and are not indicative of future or past performance.

Accumulation Phase of a Contract

Variable annuities are designed to permit you to accumulate values over a period of time. Generally, you will use such contract values for long-term needs such as retirement planning. Accordingly, amounts you allocate to the fixed account will be subject to several guarantee periods over the life of the contract in many instances.

The end of a guarantee period for a specific amount credited to a fixed account segment is called its expiration date. At least 45 days, but not more than 75 days, before the expiration date for your contract value in the fixed account segment, we will inform you of the guaranteed rates we are offering and the guarantee periods available as of the date of such notice. The guaranteed rates on the date of a renewal may be more or less than the rates we quoted in such notice.

The guarantee period normally “renews.” In the absence of instructions from you on the expiration date, we will begin crediting interest for a new guarantee period lasting the same amount of time as the one that just ended. The contract value in the fixed account segment then earns interest at the new guaranteed rate applicable at the time of renewal.

At the expiration date for a guarantee period, you may also choose different guarantee periods from among those we are then offering, or you may transfer all or a portion of your contract value in the fixed account segment to the funds underlying the contract.

If your fixed account segment is no longer available to receive new amounts, or you choose a different fixed account segment that is no longer available, we will try to reach you so that you may make another choice. If you have not made a choice at this point, we will apply your fixed account contract value to the fixed account segment with the next shorter guarantee period available. If that fixed account segment is not available, we will apply your fixed account contract value to the fixed account segment with the next longer period.

The Guaranteed Rate

We will make the final determination about future guarantee rates for future purchase payments, transfers or renewals. Although we cannot predict future guarantee rates, they will never be less than three percent (3%) per year.

Contingent Deferred Sales Charge

We will apply an MVA if you partially or fully withdraw contract value from the fixed account segment unless the effective date of the withdrawal is within 30 days before the end of the guarantee period. When you make a withdrawal, we will reduce your contract value by the amount you withdraw from the fixed account segment prior to any MVA.

Any contract value you withdraw may also be subject to a contingent deferred sales charge under the contract as follows:

Full Years Since Purchase Payment	Contingent Deferred Sales Charge

0	7%

1	6%

2	5%

3	4%

4	3%

5	2%

6	1%

7 or more	0%

We assess a contingent deferred sales charge because we do not assess a sales charge when we receive a purchase payment. We base the amount of the contingent deferred sales charge on the length of time between the date we receive the particular payment and the date it is withdrawn.
Product Description

Purchase payments you withdraw after 7 full years are not subject to a contingent deferred sales charge. Amounts in the fixed account, however, continue to be subject to a market value adjustment. We will not assess a contingent deferred sales charge against transfers, certain annuity payments, and certain death benefit payments. For more information concerning the application of the contingent deferred sales charge, please consult the contract prospectus.

Investments

We must invest our assets in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, and certain other investments.

We will allocate proceeds from the fixed account to a non-unitized segment of our general account, which is organized as a separate account for accounting purposes. Proceeds will be used to fund our obligations under the contract and amounts not required to fund such obligations may accrue to us as profit. Our obligations under the contract are also met through the operation of the funds to which a contract owner has allocated accumulated value. All of our general account assets are available to meet the contract guarantees.

In establishing guaranteed rates, we take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. Our investment strategy with respect to the proceeds attributable to allocations made to the fixed account will generally be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

Distribution of Contracts

MML Distributors, LLC (“MML Distributors”) serves as principal underwriter for the contracts. The purpose of the underwriter is to distribute the contracts. MML Distributors is a wholly owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”). MML Distributors is located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. We pay commissions based on a percentage of purchase payments or a combination percentage of purchase payments and contract value. Currently, we pay an amount up to 6.25% of purchase payments. We may pay a commission of up to 0.25% of contract values each contract year.

From time-to-time, MML Distributors may enter into special arrangements with certain broker-dealers and we may enter into special arrangements with certain registered representatives of MML Investors Services, Inc. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the contracts.
Product Description/Investments/Distribution of Contracts
Accounting Practices

We have prepared the accompanying statutory financial information in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the State of Connecticut Insurance Department (“statutory accounting practices”).

On January 1, 2001, we adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. The effect of adopting Codification was an increase to January 1, 2001 shareholder’s equity of $7.6 million. Included in the total adjustment to shareholders’ equity is the admission of net deferred tax assets.

We believe that we have made a reasonable estimate based upon our interpretation of the principles outlined in Codification. However, future clarification of these principles by the State of Connecticut Insurance Department or the NAIC may have a material impact on these estimates. In conformity with statutory accounting practices, prior year statements have not been restated to reflect the implementation of Codification. Certain prior period balances have been reclassified to conform to current year presentation.

As of January 1, 2001, the more significant differences between accounting principles pursuant to Codification and accounting principles generally accepted in the United States of America (“U.S. GAAP”) are as follows:

(a)
acquisition costs, such as commissions and other variable costs that are directly related to acquiring new business, are charged to current operations as incurred, whereas United States GAAP would capitalize these expenses and recognize them over the life of the policies;

(b)
statutory policy reserves are based upon the Commissioners’ Reserve Valuation Methods and statutory mortality, morbidity and interest assumptions, whereas United States GAAP reserves would generally be based upon the policy account values or on the net level premium and estimated gross margin methods and appropriate estimates of future mortality, morbidity and interest assumptions;

(c)	bonds are generally carried at amortized cost, whereas United States GAAP generally requires they be reported at fair value;

(d)
deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to shareholder’s equity, whereas, United States GAAP would include deferred taxes as a component of net income;

(e)
payments received for variable life products and variable annuities are reported as premium income and changes in reserves, whereas under United States GAAP, these payments would be recorded as deposits to policyholders’ account balances;

(f)
assets are reported at “admitted asset” value and “non-admitted assets ” are excluded through a charge against surplus while under United States GAAP, “non-admitted” assets are recorded, net of any valuation allowance; and

(g)	reinsurance recoverables on unpaid losses are reported as a reduction of policyholders’ reserves and funds, while under United States GAAP, they are reported as an asset.

We record our investments in accordance with rules established by the NAIC. Generally, we value:

•	bonds at amortized cost, using the constant yield method;

•	policy loans at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy; and

•	short-term investments at amortized cost.

We develop policyholders’ reserves for life insurance contracts using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 5.5 percent.
Accounting Practices

We develop reserves for individual annuities based on accepted actuarial methods, principally at interest rates ranging from 5.5 to 6.5 percent.

Provision for federal income taxes is based upon our best estimate of our current and deferred tax liabilities. Deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to shareholder’s equity. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs result in effective tax rates which differ from the statutory tax rate.

We maintain an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”), in compliance with regulatory requirements. The AVR and other investment reserves stabilize shareholder’s equity against declines in the value of bonds. The IMR defers after-tax realized capital gains and losses that result from changes in the overall level of interest rates, for all types of fixed income investments. The IMR amortizes these capital gains and losses into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, as of the date of the financial statements. We must also make estimates and assumptions that affect the amount of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency, and asset valuations, could cause our actual results to differ from the estimates we used in the financial statements. Although some variability is inherent in these estimates, we believe the amounts presented are appropriate.
Accounting Practices

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited Statutory Financial Statements, Notes to Statutory Financial Statements and Selected Historical Financial Data. This Management’s Discussion and Analysis reviews our financial condition at December 31, 2001 and 2000, our results of operations for the past three years and, where appropriate, factors that may affect our future financial performance.

Together with our parent, Massachusetts Mutual Life Insurance Company (“MassMutual”) and its subsidiaries; we comprise a growth-oriented, diversified financial services company that seeks to provide superior value for policyholders and other customers by achieving exceptional results. We are in the business of helping our customers achieve financial success while protecting their families and businesses. We are committed to maintaining a position of preeminent financial strength by achieving consistent and long-term profitable growth. This will be done by:

•	developing and distributing a broad and superior portfolio of innovative financial products and services,

•	sophisticated asset/liability management,

•	rigorous expense control,

•	prudent underwriting standards,

•	the adoption of efforts to improve persistency and retention levels, and

•	continued commitment to the high credit quality of our general account investment portfolio.

Our statutory net income was $25.4 million in 2001, $8.0 million in 2000 and $17.7 million in 1999. At December 31, 2001, we had $3.9 billion in total statutory assets, over 91,000 individual policyholders, and $25.1 billion of direct life insurance in force.

Objective testimony to our strong performance and market position is reflected in our ratings. As of December 31, 2001, our ratings were: AAA for financial strength from Standard & Poor’s and A++ (Superior) for financial strength from A.M. Best. MassMutual’s ratings were: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best; AAA for claims-paying from Fitch; and Aa1 (Excellent) for financial strength from Moody’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a “Safe harbor” for forward-looking statements, which are identified as such and are accompanied by the identification of important factors, which could cause a material difference from the forward-looking statements.

Certain information contained in this discussion is or may be considered forward-looking. Forward-looking statements are those not based on historical information, but rather, relate to future operations, strategies, financial results or other developments, and contain terms such as “may,” “expects,” “should,” “believes,” “anticipates,” “intends,” “estimates,” “projects,” “goals,” “objectives” or similar expressions.

Forward-looking statements are based upon estimates and assumptions. These statements may change due to business uncertainties, economic uncertainties, competitive uncertainties, and other factors, many of which are beyond our control. Additionally, our business decisions are also subject to change. We do not publicly update or revise any forward-looking statements, as a result of new information, future developments, or otherwise.
Management’s Discussion and Analysis

Results of Operations

The following table sets forth the components of our net income:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Revenue:
Premium income	$236.4	$515.1	$467.0	(54)%	10%
Net investment income	12.5	10.7	4.3	17	149
Fees and other income	101.0	91.8	82.8	10	11

Total revenue	349.9	617.6	554.1	(43)	11

Benefits and expenses:
Policyholders’ benefits and payments	94.6	103.2	72.4	(8)	43
Addition to policyholders’ reserves and funds	172.4	436.0	382.4	(60)	14
Commissions	10.5	14.2	24.4	(26)	(42)
Operating expenses, state taxes, licenses and fees	25.1	26.6	36.6	(6)	(27)
Federal income taxes	21.9	29.4	20.5	(26)	43

Total benefits and expenses	324.5	609.4	536.3	(47)	14

Net gain from operations	25.4	8.2	17.8	NM	(54)
Net realized capital loss	-	(0.2)	(0.1)	NM	(100)

Net income	$ 25.4	$ 8.0	$ 17.7	NM %	(55)%

NM = not meaningful or in excess of 200%

We attribute the increase in net income in 2001 primarily to an increase in fees and other income from corporate owned life insurance contracts and a decrease in federal income taxes due to an increase in the deductibility of acquisition costs. The decrease in net income in 2000 is primarily due to an increase in federal income taxes due to the delay in the deductibility of acquisition costs associated with the increase in sales from corporate owned life insurance products.
Management’s Discussion and Analysis

Selected premium and life insurance information is presented below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Premium Income:
Variable life	$ 139.6	$ 154.8	$ 191.2	(10)%	(19)%
Variable annuities	5.9	13.4	34.9	(56)	(62)
Corporate owned life	442.2	641.4	257.2	(31)	149

Total direct premiums	587.7	809.6	483.3	(27)	67
Less: Reinsurance ceded	351.3	294.5	16.3	19	NM

Total	$ 236.4	$ 515.1	$ 467.0	(54)%	10%

Life Insurance Sales Face Amount:
Variable life	$ 0.5	$ 2.2	$ 1,113.5	(77)%	(100)%
Corporate owned life	1,029.2	1,122.5	24.5	(8)	NM

Total direct sales	1,029.7	1,124.7	1,138.0	(8)	(1)
Less: Reinsurance ceded	202.4	1,075.9	272.1	(81)	NM

Total	$ 827.3	$ 48.8	$ 865.9	NM %	(94)%

Life Insurance In Force Face Amount:
Variable life	$16,166.4	$16,906.0	$17,603.3	(4)%	(4)%
Corporate owned life	8,909.7	7,870.4	6,786.3	13	16

Total direct in force	$25,076.1	$24,776.4	$24,389.6	1	2%
Less: Reinsurance ceded	15,749.2	15,195.3	12,628.7	4	20

Total	$ 9,326.9	$ 9,581.1	$11,760.9	(3)%	(19)%

	(In Whole Units)
Number of Policies In Force:
Variable life	73,952	78,027	82,082	(5)%	(5)%
Variable annuities	6,755	7,289	7,665	(7)	(5)
Corporate owned life	11,237	9,293	7,988	21	16

Total	91,944	94,609	97,735	(3)%	(3)%

NM = not meaningful or in excess of 200%

We attribute the decrease in 2001 premium income to a decrease in net corporate owned life insurance deposits and an increase in reinsurance ceded. Variable life and variable annuity sales have decreased due to financial market volatility, increased annuity market competition and a shift by MassMutual’s sales force to products offered by other MassMutual affiliates. Corporate owned life policy sales represent a small number of large cases sold to corporate clients. Therefore, corporate owned life policy sales results vary significantly from year to year.

We attribute the increase in 2000 premium income to an increase in net corporate owned life insurance deposits, partially offset by a decrease in variable life insurance sales. We experienced an 83% reduction in first year premium, which is partially due to a new January 1, 2000 modified coinsurance reinsurance agreement with MassMutual, whereby we cede 100% of our premium on new issues of certain corporate owned life insurance policies.

Approximately 75% of our direct premium revenue in 2001 was derived from four corporate owned life customers. One of these large customers was sold two contracts with an expected five-year premium stream, one in 1996 and one in 1997. These contracts are reflected in premium when deposits are received. In January 2000, this customer made a $282.1 million deposit, which was the last payment under the 1996 contract.

We received the final deposit of $101.4 million on the 1997 contract in February 2001. The remaining three large customers have single premium contracts that were paid in 2001.

Approximately 78% and 55% of premium revenue in 2000 and 1999 was derived from four and two customers, respectively. Our business mix has shifted as a result of a decrease in sales of variable life and annuity products. Variable life products comprised 50% of total premium income during 2001, compared to 26% in 2000 and 38% in 1999. Variable annuity products were 3% of total premium income in 2001 and 2000, compared to 7% in 1999. Corporate owned life products were 47% of total premium income in 2001, compared to 71% in 2000 and 55% in 1999.

The components of net investment income are set forth below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Gross investment income:
Bonds	$ 1.9	$ 2.0	$2.0	(5)%	-%
Policy loans	3.5	2.5	1.7	40	47
Cash and short-term investments	7.4	6.5	1.2	14	NM

Total gross investment income	12.8	11.0	4.9	16	124
Investment expenses	(0.3)	(0.3)	(0.5)	-	(40)
IMR amortization and gain from separate accounts	-	-	(0.1)	-	100

Net investment income	$12.5	$10.7	$4.3	17%	149%

NM = not meaningful or in excess of 200%

Net investment income increased in 2001 and 2000 primarily due to an increase in gross investment income.

Gross investment income increased 16% in 2001 and 124% in 2000 primarily due to increases in cash and short-term investments and the average policy loan balance and rates.

Investment yields for bonds have remained relatively stable between 2000 and 2001. Policy loans investment yield increased in 2001 and 2000 due to an increase in the average adjustable policy loan rates.

Fluctuations in market conditions will impact future investment results.

The components of fees and other income are set forth below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($In Millions)
Fees	$ 84.8	$77.5	$82.8	9%	(6)%
Commission and expense allowance on reinsurance ceded	16.2	14.3	-	13	NM

Total fees and other income	$101.0	$91.8	$82.8	10%	11%

NM = not meaningful or in excess of 200%
Management’s Discussion and Analysis

In 2001, fees increased primarily due to an increase in separate account fees associated with corporate owned life policies. We earn these fees for administration of our customer accounts. In 2000, fees decreased primarily due to a decrease in separate account fees associated with variable life policies, a result of a reinsurance treaty that decreased the fees associated with the cost of insurance charges for in-force policies.

On January 1, 2000, we entered into a new quota-share modified coinsurance agreement with MassMutual, which resulted in a $16.2 million and $14.3 million expense allowance in 2001 and 2000, respectively.

Policyholders’ benefits and payments decreased in 2001 due to a $11.1 million decrease in variable annuity surrenders and a $1.2 million decrease in corporate owned life insurance surrenders, partially offset by a $2.9 million increase in death benefits. This decrease in surrenders is primarily the result of asset conservation programs implemented over the past year. Policyholders’ benefits and payments increased in 2000 primarily due to a $22.6 million increase in variable annuity surrenders, a $7.9 million increase in variable life surrenders, a $3.3 million increase in corporate owned life insurance surrenders, partially offset by a $3.9 million decrease in death benefits. Variable life lapse rates for 2001, 2000 and 1999, which are based upon the amount of insurance in force, were 4.4%, 4.4% and 3.8%, respectively.

Addition to policyholders’ reserves and funds includes transfers to and from the separate account, based upon policyholder elections, and the change in general account reserves. We attribute the 2001 decrease primarily to a decrease of $204.0 million in net transfers to separate accounts reflective of the large deposits from the corporate owned life insurance business received in 2000, along with the $5.3 million decrease in life reserves and a $54.2 million increase in the reserve adjustment on reinsurance ceded.

The 2000 increase in policyholders’ reserves and funds is primarily due to an increase in premiums from the corporate owned life insurance business, partially offset by a lower level of premiums for variable life and annuity contracts and an increase in surrenders.

Commissions decreased in 2001, which corresponds with the decrease in premium income from variable life insurance products that resulted from a shift in the sale of new life products from us to MassMutual.

Commissions decreased in 2000, while premiums increased, primarily due to a 96% reduction in first year variable life insurance premiums. Variable life insurance has a higher first year commission structure as compared with commissions on variable annuity and corporate owned life policies.

We attribute our decrease in operating expenses, state taxes, licenses and fees in 2001 and 2000 to a reduction of acquisition and related expenses. In 2001, this decrease was partially offset by an increase in general operating expenses resulting from an updated expense study used to allocate expenses between us and MassMutual. In 2000, this decrease was partially offset by an increase in state premium taxes related to the increase in first year premium for corporate owned life insurance policies.

For 2001, the decrease in federal income taxes is primarily due to the timing of the tax deductibility of policyholder acquisition costs and other items and the difference between statutory insurance reserves and tax reserves.

The increase in federal income taxes during 2000 is primarily attributable to the delay in the deductibility of policyholder acquisition costs associated with the increase in sales for corporate owned life insurance products. The increase is also due to the difference between statutory insurance reserves and tax reserves.
Management’s Discussion and Analysis

Statement of Financial Position

The following table sets forth our more significant assets, liabilities and shareholder’s equity:

	Years Ended December 31,
	2001	2000	% Change
	($ In Millions)
Assets:
Bonds	$ 29.9	$ 29.3	2%
Policy loans	58.3	50.2	16
Cash and short-term investments	41.8	283.6	(85)

Total investments	130.0	363.1	(64)
Receivable from parent	4.4	-	NM
Investment and insurance amounts receivable	17.0	17.6	(3)
Deferred income taxes	9.3	-	NM
Federal income taxes receivable	4.4	-	NM
Transfer receivable from separate accounts	79.5	183.6	(57)

	244.6	564.3	(57)
Separate account assets	3,705.0	3,423.4	8

Total assets	$3,949.6	$3,987.7	(1)%

Liabilities and shareholder’s equity:
Policyholders’ reserves and funds	$ 58.0	$ 50.5	15%
Policyholders’ claims and other benefits	3.9	4.0	(3)
Unearned premiums	-	325.0	(100)
Other liabilities	2.8	23.9	(88)

	64.7	403.4	(84)
Separate account liabilities	3,704.6	3,422.7	8

Total liabilities	3,769.3	3,826.1	(1)
Total shareholder’s equity	180.3	161.6	12

Total liabilities and shareholder’s equity	$3,949.6	$3,987.7	(1)%

NM = not meaningful or in excess of 200%

Assets

Our decrease in total assets is primarily due to the decrease in transfer receivable from separate accounts. In 2001, the transfer receivable from separate accounts decreased $104.1 million. The transfer receivable from separate accounts represents policyholders’ account values in excess of statutory benefit reserves.

General account assets decreased in 2001 from 2000 primarily due to a decrease in cash and short-term investments. The decrease in cash and short-term investments is due to the transfer to the separate accounts in 2001 of funds for a corporate owned life insurance contract held on deposit and recorded as unearned premium in the general account at December 31, 2000.

The increase in bonds during 2001 was due to $4.3 million in purchases offset by $3.7 million of maturities and sales proceeds. We have not experienced a significant change in the mix of our bonds at December 31, 2001, as compared with December 31, 2000. United States Treasury and other government holdings decreased to 51% of the total bond portfolio from 52% at December 31, 2000, while corporate debt securities increased from 33% of the total bond portfolio at December 31, 2000 to 38% at December 31, 2001.

In 2001, policy loans increased due to natural growth.

Separate account assets increased primarily due to the transfer of deposits from corporate owned life policies that were held on deposit in cash and short-term investments in the general account at December 31, 2000.
Management’s Discussion and Analysis

Liabilities

We attribute the decrease in total liabilities to the decrease of $325.0 million in unearned premiums offset by an increase of $281.9 million in separate account liabilities primarily due to the transfer of deposits on corporate owned life policies into the separate accounts in 2001.

Our policyholders’ reserves and funds increased in 2001 from 2000 primarily due to a $7.5 million growth in individual life reserves and a $1.5 million increase in supplementary contract liabilities, partially offset by a $1.2 million decrease in corporate owned life general account reserves.

Unearned premiums decreased $325.0 million in 2001 due to the transfer to the separate account of these deposits for corporate owned life insurance contracts, which at December 31, 2000 had not been issued. Premium received on policies not yet issued is deferred and reported as unearned premiums.

Other liabilities decreased $21.1 million from 2000 to 2001 primarily due to a decrease in the liability for taxes, licenses and fees, and a decrease in the federal tax liability.

Shareholder’s Equity

Our 2001 increase in shareholder’s equity was comprised of 2001 net income of $25.4 million, cumulative effect of the change in statutory accounting principles of $7.6 million, and a cumulative expense adjustment of $9.2 million, partially offset by a $25.0 million dividend paid to MassMutual.

Liquidity and Capital Resources

Liquidity

Cash and short-term investments decreased in 2001 primarily attributable to an increase in cash used in operating and financing activities.

Net cash from operating activities decreased $465.5 million primarily due to $325.0 million of deposits on corporate owned life insurance contracts, which were transferred into the separate accounts in 2001. In 2000, net cash provided by operating activities increased $245.8 million to $257.3 million from $11.5 million in 1999. The increase in 2000 is primarily due to $325.0 million of deposits on corporate owned life insurance contracts, which at December 31, 2000 had not been issued or transferred into the separate accounts.

Loans and purchases of investments decreased $6.9 million, or 36%, to $12.3 million in 2001 from $19.2 million in 2000 and sales and maturities of investments and receipts from repayment of loans decreased $2.9 million, or 44%, to $3.7 million in 2001 from $6.6 million in 2000. In 2000, loans and purchases of investments decreased $13.6 million, or 41%, to $19.2 million from $32.8 million in 1999. Sales and maturities of investments and receipts from repayment of loans decreased $11.4 million, or 63%, to $6.6 million in 2000 from $18.0 million in 1999. We attribute these decreases primarily to a lower volume of purchases and sales of bonds due to changes in market conditions.

In 2001, our Board of Directors authorized and paid a dividend of $25.0 million to it’s parent. In 1999, MassMutual made capital contributions that totaled $25.0 million. The Board of Directors of MassMutual authorized the contribution of funds to meet the capital requirements of all states in which we are licensed to do business.

We utilize sophisticated asset/liability analysis techniques in order to set the investment policy for each liability class. Additionally, we test the adequacy of the projected cash flows provided by assets to meet all of our future policyholder and other obligations. We perform these studies using stress tests regarding future credit and other asset losses, market interest rate fluctuations, claim losses, and other considerations. The result is a complete picture of the adequacy of the underlying assets, reserves and capital.

We have structured our investment portfolio to ensure a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring an untimely sale of assets. We manage our liquidity position by matching our exposure to cash demands with adequate sources of cash and other liquid assets.
Management’s Discussion and Analysis

Our principal sources of liquidity are operating cash flow and holdings of cash, cash equivalents, and other readily marketable assets. Our primary cash flow sources include investment income, principal repayments on invested assets, and life insurance premiums.

Our liquid assets include United States Treasury bond holdings, commercial paper, and marketable long-term fixed income securities. Cash and short-term investments totaled $41.8 million at December 31, 2001. The market value of highly liquid securities, including NAIC Class 1 and 2 publicly traded bonds, was approximately $68.2 million at December 31, 2001.

We proactively manage our liquidity position on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns. We analyze a variety of scenarios modeling potential demands on liquidity, taking into account the provisions of our policies and contracts in force, our cash flow position, and the volume of cash and readily marketable securities in our portfolio.

One of our primary liquidity concerns is the risk of early contractholder and policyholder withdrawal. Life insurance policies are less susceptible to withdrawal than variable annuity contracts because annuities are primarily used as investment vehicles, while life policies are used to fulfill longer-term financial planning needs. We closely evaluate and manage our liquidity risk by, for example, including provisions in our products such as contingent deferred sales charges that may be assessed against withdrawals to discourage surrenders. Also, we have established stronger asset retention policies and recently implemented a staffed asset retention group whose objective it is to minimize annuity surrenders.

Based on our ongoing monitoring and analysis of our liquidity sources and demands, we believe that we are in a strong liquidity position.

Capital Resources

As of December 31, 2001, our total adjusted capital as defined by the National Association of Insurance Commissioners (“NAIC”) was $181.7 million. The NAIC developed the Risk Based Capital (“RBC”) model to compare total adjusted capital with a standard design in order to reflect an insurance company’s risk profile. Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 2001 and 2000. We believe that we enjoy a strong capital position in light of our risks and that we are well positioned to meet policyholder and other obligations.

Inflation

A large portion of our operating expenses consists of administrative fees charged by MassMutual. The largest component of these fees is salaries, which are subject to wage increases that are at least partially affected by the rate of inflation. Our continuing efforts to control expenses may reduce the impact of inflation on operating expenses.

Inflation also indirectly affects us. New sales of insurance products, as well as investment income, are influenced by inflation to the extent that the government’s economic policy to control the level of inflation results in changes in interest rates.

Investments

As directed by our policyholders, the majority of our assets are policyholders’ investments in our separate accounts. We record the assets in our separate accounts at market value, and we pass all investment risks on to our policyholders. The following discussion focuses on the general investment account portfolio, which does not include our separate account assets. At December 31, 2001, we had $130.0 million of invested assets in our general investment account. We manage the portfolio of invested assets to support the general account liabilities in light of yield, liquidity and diversification considerations.

Management’s Discussion and Analysis

The following table sets forth our invested assets in the general investments account and the related gross investment yield:

	December 31,
	2001			2000			1999
	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield
	($ In Millions)
Bonds	$ 29.9	23%	6.9%	$ 29.3	8%	6.8%	$ 32.0	30%	6.8%
Policy loans	58.3	45	6.7	50.2	14	6.0	35.0	33	5.9
Cash and short-term investments	41.8	32	4.7	283.6	78	4.1	38.9	37	4.4

Total investments	$130.0	100%	5.4%	$363.1	100%	4.8%	$105.9	100%	5.7%

We calculate the yield on each investment category before federal income taxes as: (a) two times gross investment income, divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income. If investment expenses were deducted, our net yields were 5.3%, 4.7% and 5.1%, respectively. Our net yield increased in 2001 primarily as a result of increases in the yields on policy loans and cash and short-term investments. Net yield declined in 2000 as a result of the decrease in cash and short-term investments yield and an increase in investment expenses.

Bonds

Bonds and short-term securities consist of $69.9 million of publicly traded and $1.7 million of privately placed debt securities. Substantially, all of our publicly traded and privately placed bonds are evaluated by the NAIC’s Securities Valuation Office (“SVO”), which assigns securities to one of six NAIC investment credit classes, with Class 1 securities being the highest quality and Class 6 securities being the lowest quality. Classes 1 and 2 are investment grade, Class 3 is medium quality, and Classes 4, 5, and 6 are non-investment grade. For securities which have not as of yet been rated by the NAIC we use an internal rating system. We believe that our internal rating system is similar to that used by the SVO. At December 31, 2001, 97.5% of the portfolio was invested in NAIC Classes 1 and 2, compared to 99.3% at December 31, 2000.

We invest a significant portion of our investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio. We utilize our investments in the privately placed bond portfolio to enhance the value of the overall portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. To control risk, when utilizing privately placed securities, we rely upon:

•	broader access to management information,

•	strengthened negotiated protective covenants,

•	call protection features, and

•	a higher level of collateralization than can customarily be achieved in the public market.

The following table sets forth bonds, including short-term securities, by industry category:

	December 31, 2001
Industry Category	Carrying Value	% of Total
	($ In Millions)
U.S. government	$29.7	41%
Utilities	11.1	15
Finance	6.4	9
Consumer services	5.3	7
Consumer goods	4.2	6
Technology [1]	2.8	4
Telecommunications	2.7	4
Media	2.6	4
Asset-backed securities	1.9	3
Transportation	1.8	3
Natural resources	1.7	2
Mortgage-backed securities	1.4	2

Total	$71.6	100%

1 These include $0.3 million of privately placed bonds.

Bond Portfolio Surveillance and Under-Performing Investments

To identify under-performing investments, we review all bonds on a regular basis utilizing the following criteria:
Management’s Discussion and Analysis

•	material declines in revenues or margins,

•	significant uncertainty regarding the issuer’s industry,

•	debt service coverage or cash flow ratios that fall below industry-specific thresholds,

•	violation of financial covenants,

•	trading of public securities at a substantial discount due to specific credit concerns, and

•	other subjective factors that relate to the issuer.

We actively review the bond portfolio to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or re-negotiation of terms of specific investments.

The NAIC defines under-performing bonds as those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract. At December 31, 2001 and 2000, we had no under-performing bonds.

Investment Reserves

In compliance with regulatory requirements, we maintain an Asset Valuation Reserve. This reserve stabilizes shareholder’s equity against non-interest rate related fluctuations in the value of bonds. As of and for the years ended December 31, 2001 and 2000, investment reserve balances and related activity were not significant.

Quantitative and Qualitative Information about Market Risk

We developed the following discussion of our risk-management activities using “forward-looking statements” that are based on estimates and assumptions. While we believe that the assumptions we have made are reasonably possible in the near term, actual results could differ materially from those projected in the forward-looking statements. In addition, we would likely take certain actions to mitigate the impacts of the assumed market changes, thereby reducing the negative impact discussed below.

We have excluded all non-guaranteed separate account assets and liabilities from the following discussion since all market risks associated with those accounts are not borne by us; rather they are assumed by the contractholders.

Our assets, such as bonds and policy loans, are financial instruments and are subject to the risk of market volatility and potential market disruptions. These risks may reduce the value of our financial instruments, or impact future cash flows and earnings from those instruments. We do not hold any financial instruments for the purposes of trading and we do not use any derivative financial instruments to manage market risk.

Our primary market risk exposure is changes in interest rates, which can cause changes in the fair value, cash flows, and earnings of certain financial instruments. To manage our exposure to interest rate changes, we use sophisticated quantitative asset/liability management techniques. Asset/liability management allows us to match the market sensitivity of assets with the liabilities they support. If these sensitivities are matched perfectly, the impact of interest rate changes is effectively offset on an economic basis as the change in the value of the asset is offset by a corresponding change in the value of the supported liability. In addition, we invest a significant portion of our investment funds in high quality bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

Based upon the information and assumptions we used in our asset/liability analysis as of December 31, 2001, we estimate that a hypothetical immediate 10% change in interest rates would not have a material effect on our future earnings and cash flows, or on the fair value of our financial instruments.
Management’s Discussion and Analysis

Description of the Business

We are a stock life insurance company and our home office is located in Hartford, Connecticut. Our principal administrative office is located at 1295 State Street, Springfield, Massachusetts. We were organized in 1894.

We are principally engaged in the sale of insurance products. Our insurance products include variable life insurance, corporate owned life insurance, and variable annuity contracts. We distribute these products through career agents, registered financial planners, and brokers. We are licensed to sell variable life insurance in the District of Columbia and 49 states, excluding New York. As of March 1, 2001, we are licensed to sell variable annuity products in 44 states and the District of Columbia.

Functionally, we are part of MassMutual’s operations, and as a result, a discussion of MassMutual’s business and our position within MassMutual’s operations is useful for an understanding of our business.

MassMutual is a mutual life insurance company organized as a Massachusetts corporation, which was originally chartered in 1851. As a mutual life insurance company, MassMutual has no shareholders. In addition to the sale of individual life insurance, MassMutual also provides, a wide range of annuity and disability products distributed primarily through career agents. MassMutual also provides either directly or through its subsidiaries a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia. MassMutual and its subsidiaries or affiliates are also licensed to transact business in Puerto Rico, six provinces of Canada, Hong Kong, Japan, Taiwan, China, Chile, Argentina, Bermuda and Luxembourg.

Effective January 1, 2000, the MassMutual Investment Group’s operations were merged into David L. Babson & Company, Inc. (“Babson”), an indirect subsidiary of MassMutual. Babson provides full-service investment advisory services to us, our affiliates and various outside individual and institutional investors through MassMutual’s investment management staff and its subsidiaries: Oppenheimer Acquisition Corporation, which owns OppenheimerFunds, Inc., DLB Acquisition Corporation, which owns David L. Babson & Company, Inc., Antares Capital Corporation, and Cornerstone Real Estate Advisers, Inc.

Products

The principal products we offer include:

•	variable life and corporate owned life insurance products, and

•	individual annuity products.

Set forth below is a description of our products:

Variable Life.  Variable life insurance provides the policyholder, within guidelines established by the terms of the policy, the ability to select and change premium levels, amounts of death benefits, and investment options. We credit premiums in excess of specified sales charges to the account value of the policy. We apply net premiums, as instructed by the policyholder, to a guaranteed principal account backed by our general investment account, or to one or more of our separate accounts investment options. The policyholder bears the investment risk for cash values invested in the separate accounts. We deduct the cost of insurance and administrative charges from the accumulating account value to which we credit the premiums.

Corporate Owned Life.  We offer various corporate owned life insurance products sold in connection with corporate benefit plans or to fund corporate benefit obligations. Corporate owned life insurance typically involves payment of a single premium or a limited number of scheduled premiums, which are generally invested in our separate account. Depending on the contract, the policyholder may bear all or a portion of the investment risk.

Variable Annuities.  Variable annuity products provide for the payment of periodic benefits at regular intervals beginning at a specified date and continuing for a specific period of time or for life. Variable annuities are individual non-participating contracts which provide for either a single or periodic premium, which may be directed to a guaranteed principal account or to one of several separate account investment options for which the investment risk is borne by the contractholder.

Competition

The life insurance industry is highly competitive. There are more than 1,500 life insurance companies in the United States, many of which offer insurance products similar to those we market. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services industry. Such businesses include mutual funds, banks, securities brokerage houses, and other financial service entities. Many of our competitors provide alternative investment and savings vehicles for consumers. Federal legislative initiatives are affecting the financial services industry, thereby changing the environment in which we compete. For example, the Gramm, Leach and Bliley Act (Financial Modernization Act) was passed in 1999, thereby establishing a framework in which banks, insurance companies and securities firms can enter into each other’s business.

We believe our financial strength, agent skill, and product performance provide competitive advantages for the products we offer in these markets. Our financial strength continues to be recognized favorably by the rating agencies. See “General” section for a detailed discussion regarding rating agencies.

Regulation

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut laws governing insurance companies. We are regulated and supervised by the State of Connecticut Insurance Commissioner. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the State of Connecticut Insurance Department, as of December 31 of the preceding year. The Commissioner’s agents have the right at all times to review or examine our books and assets. A full examination of our operations is conducted periodically according to the rules and practices of the National Association of Insurance Commissioners (“NAIC”). We are also subject to the insurance laws of the states in which we are authorized to do business, and to regulatory agencies that administer those laws and regulations. The extent of such regulation varies, however, most jurisdictions have laws and regulations requiring the licensing of insurers and their agents, setting standards of solvency and business conduct to be maintained by licensed insurance companies, and regulating withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations in certain states, including Connecticut, also prescribe the permitted types and concentration of investments. We are also subject to regulation of our accounting methodologies and are required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which we do business. Each of our operations and accounts are also subject to examination by such agencies at regular intervals.

All 50 states of the United States, the District of Columbia, and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business within those jurisdictions to participate in guaranty associations. Guaranty associations are organized to cover, subject to limits, contractual obligations under insurance policies and certificates issued under group insurance policies, issued by impaired or insolvent life insurance companies.

These associations levy assessments, up to prescribed limits, on all member insurers in a particular state. Levies are calculated on the basis of the proportionate shares of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years. We believe such assessments in excess of amounts accrued will not materially affect our financial position, results of operations, or liquidity.

We are also subject to risk-based capital (“RBC”) requirements promulgated by the NAIC. The NAIC Risk-Based Capital Model Act requires life insurance companies to submit an annual RBC Report, which compares a company’s total adjusted capital with its risk-based capital as calculated by the RBC formula. The RBC formula takes into account the risk characteristics of an insurance company’s investments and products. The formula is used as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. The formula is not intended as a means to rank insurers. The standards give state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards. Broad confidentiality requirements have been imposed on those engaged in the insurance business, including insurers, agents, brokers and others, as to the use and publication of RBC data. The RBC formula includes capital requirements for four categories of risk:

•	asset risk,

•	insurance risk,

•	interest rate risk, and

•	business risk.

For each category, the capital requirement is determined by applying specified factors to various asset, premium, reserve and other items, with the factor being higher for those items with greater underlying risk, and lower for items with less risk. Our RBC at December 31, 2001 was substantially in excess of all RBC minimum standards.

Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. We believe that we enjoy a strong capital position and that we are well positioned to meet policyholder and other obligations.

In addition to regulation of our insurance business, we are subject to various types of federal and state laws and regulations affecting the conduct, taxation and other aspects of our businesses and products. Certain policies and contracts that we offer are subject to federal securities laws administered by the Securities and Exchange Commission.

We believe that we are in compliance, in all material respects, with all applicable regulations.
Description of the Business

Experts and Additional Available Information

Experts

The 2001, 2000 and 1999 audited statutory financial statements of MML Bay State Life Insurance Company included in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in the registration statement (which report on MML Bay State Life Insurance Company, expresses an unqualified opinion and includes explanatory paragraphs referring to the use of statutory accounting practices and the change in certain accounting practices as a result of the State of Connecticut Insurance Department’s adoption of the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual effective January 1, 2001), which practices differ from accounting principles generally accepted in the United States of America and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP is located at City Place, 185 Asylum Street, Hartford, Connecticut 06103-3402.

Additional Available Information

We file registration statements, reports and informational statements with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933. These filings contain information not contained in this Prospectus. You can review and copy such registration statements, reports, information statements and other information at the public reference facilities maintained by the SEC. The SEC is located, at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. The SEC’s New York and Chicago regional offices are located at the following addresses:

•	Northeast Regional Office, 233 Broadway, New York, New York, 10279; and

•	Midwest Regional Office, 175 W. Jackson Blvd, Suite 900, Chicago, Illinois, 60604.

The SEC also maintains a web site that contains these filings. The SEC’s internet address is http://www.sec.gov.
Selected Historical Financial Data

We have prepared our financial information on the basis of statutory accounting practices. For a description of the accounting principles applicable to this financial information and certain differences between statutory accounting practices and generally accepted accounting principles, see “Accounting Practices”.

The following statutory information as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 has been derived from our audited statutory financial statements. The 2001, 2000 and 1999 statutory financial statements have been audited by Deloitte & Touche LLP, independent auditors. The statutory financial statements for the years 1997 and 1998 were audited by other auditors.

This information should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and other information included elsewhere in this prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.
Selected Historical Financial Data

MML Bay State Life Insurance Company
Selected Historical Financial Data

	Years Ended December 31,
	2001	2000	1999	1998	1997
	($ In Millions)
Statement of Operations Data:
Revenue:
Premium income	$ 236.4	$ 515.1	$ 467.0	$ 573.0	$ 606.1
Net investment income	12.5	10.7	4.3	4.9	3.9
Fees and other income	101.0	91.8	82.8	78.8	61.7

Total revenue	349.9	617.6	554.1	656.7	671.7

Benefits and expenses:
Policyholders’ benefits and payments	94.6	103.2	72.4	53.0	34.3
Addition to policyholders’ reserves and funds	172.4	436.0	382.4	494.9	543.4
Commissions	10.5	14.2	24.4	42.1	35.4
Operating expenses, state taxes, licenses and fees	25.1	26.6	36.6	60.7	49.5
Federal income taxes	21.9	29.4	20.5	11.9	15.9

Total benefits and expenses	324.5	609.4	536.3	662.6	678.5

Net gain (loss) from operations	25.4	8.2	17.8	(5.9)	(6.8)
Net realized capital loss	-	(0.2)	(0.1)	(0.2)	(0.1)

Net income (loss)	$ 25.4	$ 8.0	$ 17.7	$ (6.1)	$ (6.9)

Balance Sheet Data (at year end):
Assets:
General account assets (4)	$ 244.6	$ 564.3	$ 213.7	$ 178.8	$ 135.9
Separate account assets	3,705.0	3,423.4	2,568.8	2,031.7	1,400.1

Total assets	$3,949.6	$3,987.7	$2,782.5	$2,210.5	$1,536.0

Liabilities:
Policyholders’ reserves and funds	$ 58.0	$ 50.5	$ 36.8	$ 47.3	$ 36.2
Policyholders’ claims and other benefits	3.9	4.0	4.5	2.9	1.9
Unearned premiums	-	325.0	5.0	-	1.6
Other liabilities (1)	2.8	23.9	11.3	18.7	32.1
Separate account liabilities	3,704.6	3,422.7	2,568.4	2,027.7	1,396.7

Total liabilities	3,769.3	3,826.1	2,626.0	2,096.6	1,468.5
Total shareholder’s equity (2)	180.3	161.6	156.5	113.9	67.5

Total liabilities and shareholder’s equity	$3,949.6	$3,987.7	$2,782.5	$2,210.5	$1,536.0

Total adjusted capital data (3)
Total shareholder’s equity	$ 180.3	$ 161.6	$ 156.5	$ 113.9	$ 67.5
Asset valuation reserve	1.4	0.9	0.3	0.2	0.1

Total adjusted capital	$ 181.7	$ 162.5	$ 156.8	$ 114.1	$ 67.6

(1)	Includes payable to parent of $3.0 million in 2000, $2.9 million in 1999, $10.8 million in 1998 and $21.7 million in 1997.

(2)	We paid a dividend of $25.0 million in 2001, and received surplus contributions totaling $25.0 million in 1999 and $50.0 million in 1998.

(3)	Defined by the National Association of Insurance Commissioners as surplus plus Asset Valuation Reserve.

(4)   Includes receivable from parent of $4.4 million in 2001.

Certain prior period balances have been reclassified to conform to current year presentation.
Selected Historical Financial Data

Report of Independent Auditors

To the Board of Directors and Policyholders of
MML Bay State Life Insurance Company

We have audited the accompanying statutory statements of financial position of MML Bay State Life Insurance Company (the “Company”) as of December 31, 2001 and 2000, and the related statutory statements of income, changes in shareholder’s equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company has prepared these financial statements using statutory accounting practices prescribed or permitted by the State of Connecticut Insurance Department, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraphs, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of MML Bay State Life Insurance Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years ended December 31, 2001, 2000 and 1999.

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of MML Bay State Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, on the statutory basis of accounting as described in Note 1.

As discussed in Note 2 to the statutory financial statements, the Company has changed certain statutory accounting practices. These practices changed as a result of the State of Connecticut Insurance Department’s adoption of the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual effective January 1, 2001.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
March 1, 2002

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2001	2000
	(In Millions)

Assets:

Bonds	$ 29.9	$ 29.3
Policy loans	58.3	50.2
Cash and short-term investments	41.8	283.6

Total invested assets	130.0	363.1

Receivable from parent	4.4	–
Investment and insurance amounts receivable	17.0	17.6
Deferred income taxes	9.3	–
Federal income taxes receivable	4.4	–
Transfer receivable from separate accounts	79.5	183.6

	244.6	564.3

Separate account assets	3,705.0	3,423.4

Total assets	$ 3,949.6	$ 3,987.7

See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION, Continued

	December 31,
	2001	2000
	($ In Millions Except for Par Value)
Liabilities:

Policyholders’ reserves and funds	$ 58.0	$ 50.5
Policyholders’ claims and other benefits	3.9	4.0
Unearned premium	–	325.0
Other liabilities	2.8	23.9

	64.7	403.4

Separate account liabilities	3,704.6	3,422.7

Total liabilities	3,769.3	3,826.1

Shareholder’s equity:

Common stock, $200 par value
25,000 shares authorized
12,501 shares issued and outstanding	2.5	2.5
Paid-in and contributed surplus	146.7	146.7
Surplus	31.1	12.4

Total shareholder’s equity	180.3	161.6

Total liabilities & shareholder’s equity	$3,949.6	$3,987.7

See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	2001	2000	1999
	(In Millions)
Revenue:

Premium income	$236.4	$515.1	$467.0
Net investment income	12.5	10.7	4.3
Fees and other income	101.0	91.8	82.8

Total revenue	349.9	617.6	554.1

Benefits and expenses:

Policyholders’ benefits and payments	94.6	103.2	72.4
Addition to policyholders’ reserves and funds	172.4	436.0	382.4
Operating expenses	14.5	9.1	25.4
Commissions	10.5	14.2	24.4
State taxes, licenses and fees	10.6	17.5	11.2
Federal income taxes	21.9	29.4	20.5

Total benefits and expenses	324.5	609.4	536.3

Net gain from operations	25.4	8.2	17.8

Net realized capital loss	–	(0.2)	(0.1)

Net income	$ 25.4	$ 8.0	$ 17.7

See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Years Ended December 31,
	2001	2000	1999
	(In Millions)

Shareholder’s equity, beginning of year, as previously reported	$161.6	$156.5	$113.9

Cumulative effect of the change in statutory accounting principles	7.6	–	–

Shareholder’s equity, beginning of year, as adjusted	169.2	156.5	113.9
Increases (decreases) due to:
Net income	25.4	8.0	17.7
Additional paid-in and contributed surplus	–	–	25.0
Dividend to shareholder	(25.0)	–	–
Cumulative expense adjustment	9.2	–	–
Other	1.5	(2.9)	(0.1)

	11.1	5.1	42.6

Shareholder’s equity, end of year	$180.3	$161.6	$156.5

See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
	(In Millions)

Operating activities:
Net income	$ 25.4	$ 8.0	$ 17.7
Addition to policyholders’ reserves, funds and policy benefits, net of transfers to separate accounts	7.5	13.2	(8.9)
Net realized capital loss	–	0.2	0.1
Change in unearned premium	(325.0)	320.0	5.0
Change in transfer due from separate accounts	104.1	(79.1)	(1.6)
Change in federal taxes payable/receivable	(9.4)	3.2	6.0
Other changes	(10.8)	(8.2)	(6.8)

Net cash (used in) provided by operating activities	(208.2)	257.3	11.5

Investing activities:
Loans and purchases of investments	(12.3)	(19.2)	(32.8)
Sales and maturities of investments and receipts from repayment of loans	3.7	6.6	18.0

Net cash used in investing activities	(8.6)	(12.6)	(14.8)

Financing activities:
Dividend paid to parent	(25.0)	–	–
Additional paid-in and contributed surplus	–	–	25.0

Net cash (used in) provided by financing activities	(25.0)	–	25.0

(Decrease) increase in cash and short-term investments	(241.8)	244.7	21.7

Cash and short-term investments, beginning of year	283.6	38.9	17.2

Cash and short-term investments, end of year	$ 41.8	$283.6	$ 38.9

See notes to statutory financial statements.

Notes to Statutory Financial Statements

MML Bay State Life Insurance Company (the “Company”) is a wholly owned stock life insurance subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”). The Company provides life insurance and annuities to individuals and group life insurance to institutions.

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the State of Connecticut Insurance Department (the “Department”).

On January 1, 2001, the Company adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. See Note 2 for additional information with respect to the adoption of new accounting standards.

Statutory accounting practices are different in some respects from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“United States GAAP”). As of January 1, 2001, the more significant differences between accounting principles pursuant to Codification and United States GAAP are as follows: (a) acquisition costs, such as commissions and other variable costs that are directly related to acquiring new business, are charged to current operations as incurred, whereas United States GAAP would capitalize these expenses and recognize them over the life of the policies; (b) statutory policy reserves are based upon the Commissioners’ Reserve Valuation Methods and statutory mortality, morbidity and interest assumptions, whereas United States GAAP reserves would generally be based upon net level premium, estimated gross margin method and appropriate estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost, whereas United States GAAP generally requires they be reported at fair value; (d) deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to shareholder’s equity, whereas, United States GAAP would include deferred taxes as a component of net income; (e) payments received for variable life products and variable annuities are reported as premium income and changes in reserves, whereas under United States GAAP, these payments would be recorded as deposits to policyholders’ account balances; (f) assets are reported at “admitted asset” value and “non-admitted assets” are excluded through a charge against surplus while under United States GAAP, “non-admitted assets” are recorded, net of any valuation allowance; and (g) reinsurance recoverables on unpaid losses are reported as a reduction of policyholders’ reserves and funds, while under United States GAAP, they are reported as an asset.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining investment valuation reserves, impairments and the liability for future policyholders’ reserves and funds. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the financial statements. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate.

The Company operates in a business environment subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk and credit risk. Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company controls its exposure to this risk by, among other things, asset/liability matching techniques. Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. Management does not believe that significant concentrations of credit risk exist.

The following is a description of the Company’s principal accounting policies and practices.

a. Investments

Bonds are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost, using the constant yield method.
Notes to Statutory Financial Statements, Continued

The value of fixed maturity securities are adjusted for impairments in value deemed to be other than temporary. The Company considers the following factors in the evaluation of whether a decline in value is other than temporary: (a) the financial condition and near-term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. If the impairment is other than temporary, a direct write down is recognized in the Statutory Statements of Income as a realized capital loss, and a new cost basis is established.

For mortgage-backed securities included in fixed maturity securities, the Company recognizes income using a constant yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in these securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are carried at amortized cost.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”). The AVR and other investment reserves stabilize the shareholder’s equity against declines in the value of bonds. The IMR defers all interest related after-tax realized capital gains and losses. These interest rate related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset.

There were no realized after-tax capital gains or losses in 2001. Net realized after-tax capital losses of $0.1 million in 2000 and $0.2 million in 1999 were deferred into the IMR. Realized capital gains and losses, less taxes, not included in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. All security transactions are recorded on a trade date basis. Unrealized capital gains and losses are recorded as a change in shareholder’s equity.

Investment income consists primarily of interest. Interest is recognized on an accrual basis. Due and accrued income is not recorded on unpaid interest on bonds in default, policy loans interest due and accrued in excess of cash value, and due and accrued interest on non-admitted assets.

b. Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance policyholders. Assets consist principally of marketable securities reported at fair value and are not chargeable with liabilities that arise from any other business of the Company. The Company receives administrative and investment advisory fees from these accounts. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, which comprise the majority of the separate account assets, for which the policyholder assumes the investment risk; and guaranteed separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder. Premium, benefits and expenses of the separate accounts are reported in the Statutory Statements of Income. Investment income and realized and unrealized capital gains and losses on the assets of separate accounts accrue directly to policyholders and, accordingly, are not reflected in the Statutory Statements of Income.

c. Policyholders’ Reserves and Funds

Policyholders’ reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premium on policies in force. Reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 5.5 percent.

Notes to Statutory Financial Statements, Continued

Reserves for individual annuities are based on account value or at accepted actuarial methods, principally at interest rates ranging from 5.5 to 6.5 percent.

All policy liabilities and accruals are based on the various estimates discussed above. Management believes that policy liabilities and accruals will be sufficient, in conjunction with future revenues, to meet future obligations of policies and contracts in force.

d. Reinsurance

The Company enters into reinsurance agreements with MassMutual and other insurance companies in the normal course of business. Assets and liabilities related to reinsurance ceded contracts are reported on a net basis. Premium, benefits to policyholders and reserves are stated net of reinsurance. Reinsurance premium, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements.

e. Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Premium received on policies not yet issued is deferred and reported as unearned premium in the Statutory Statements of Financial Position. Commissions and other costs related to issuance of new policies, policy maintenance and settlement costs are charged to current operations when incurred.

f. Cash and Short-Term Investments

The Company considers all highly liquid investments purchased with a maturity of twelve months or less to be short-term investments.

2. ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING CHANGES

On January 1, 2001, the Codification of Statutory Accounting Principles ("Codification") became effective and was adopted by the Company. Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. The effect of adopting Codification was an increase to January 1, 2001 shareholder’s equity of $7.6 million due to the admission of net deferred tax assets.

The Company believes that it has made a reasonable determination of the effect on shareholder’s equity based upon its interpretation of the principles outlined in Codification. However, future clarification of these principles by the State of Connecticut Insurance Department or the NAIC may have a material impact on this determination. In conformity with statutory accounting practices, prior year statements have not been restated to reflect the implementation of Codification. Certain 2000 and 1999 balances have been reclassified to conform to current year presentation.

During 2001 the Company’s parent, MassMutual, identified a cumulative expense adjustment resulting in an increase of $9.2 million in the Company’s shareholder’s equity and a corresponding increase in the Company’s receivable from its parent. The pro-forma impact of this adjustment on the prior year would have been an increase of $2.3 million in the Company’s receivable from its parent and a corresponding decrease in the Company’s general insurance expenses.

3. INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase certain investments.

Notes to Statutory Financial Statements, Continued

a. Bonds

The carrying value and estimated fair value of bonds are as follows:

	December 31, 2001
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$15.1	$–	$–	$15.1
Mortgage-backed securities	2.7	–	–	2.7
Asset-backed securities	1.8	–	–	1.8
Corporate debt securities	9.5	–	–	9.5
Utilities	0.8	–	–	0.8

TOTAL	$29.9	$–	$–	$29.9

	December 31, 2001
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$15.2	$0.5	$–	$15.7
Mortgage-backed securities	3.8	–	–	3.8
Asset-backed securities	1.1	–	–	1.1
Corporate debt securities	8.7	–	0.1	8.6
Utilities	0.5	–	–	0.5

TOTAL	$29.3	$0.5	$0.1	$29.7

The carrying value and estimated fair value of bonds at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Estimated Fair Value
	(In Millions)

Due in one year or less	$ 4.4	$ 4.4
Due after one year through five years	17.0	17.0
Due after five years through ten years	3.3	3.3
Due after ten years	0.5	0.5

Asset-backed securities, mortgage-backed securities, and securities guaranteed by the U.S. government	4.7	4.7

	$29.9	$29.9

Proceeds from sales of investments in bonds were $3.7 million during 2001, $6.6 million during 2000 and $18.0 million during 1999. There were no gross capital gains from those sales in 2001 and 2000. Gross capital gains of $0.1 million were realized in 1999. There were no gross capital losses in 2001. Gross capital losses of $0.1 million in 2000 and $0.4 million in 1999 were realized, portions of which were deferred into the IMR. There were no impaired bonds for the years ended December 31, 2001, 2000 and 1999.

Notes to Statutory Financial Statements, Continued

Excluding investment in United States governments and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values are based on quoted market prices, when available. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These valuation techniques require management to develop a significant number of assumptions, including discount rates and estimates of future cash flow. Derived fair value estimates cannot be substantiated by comparison to independent markets or to disclosures by other companies with similar financial instruments. These fair value disclosures may not represent the amount that could be realized in immediate settlement of the financial instrument. The use of different assumptions or valuation methodologies may have a material affect on the estimated fair value amounts.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Bonds: Estimated fair value of bonds is based on quoted market prices when available. If quoted market prices are not available, fair values are determined by discounting expected future cash flows using current market rates applicable to yield, credit quality and maturity of the investment or using quoted market prices for comparable investments.

Policy loans, cash and short-term investments: Estimated fair values for these instruments approximate the carrying amounts reported in the Statutory Statements of Financial Position.

The following table summarizes the carrying value and fair value of the Company’s financial instruments at December 31, 2001 and 2000:

	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)

Financial assets:

Bonds	$29.9	$29.9	$ 29.3	$ 29.7
Policy loans	58.3	58.3	50.2	50.2
Cash and short-term investments	41.8	41.8	283.6	283.6

5. REINSURANCE

The Company utilizes reinsurance agreements to reduce exposure to large losses in certain aspects of its insurance business. Such transfers do not relieve the Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk.

The Company records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured. The cost of reinsurance is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Premiums ceded were $12.7 million, $11.7 million and $8.6 million, and reinsurance recoveries were $19.3 million, $14.0 million and $6.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Amounts recoverable from reinsurers were $6.1 million and $2.8 million as of December 31, 2001 and 2000, respectively. At December 31, 2001, two reinsurers accounted for 85% of the outstanding reinsurance recoverable from reinsurers.

6. FEDERAL INCOME TAXES

Federal income taxes are based upon the Company’s best estimate of its current and deferred tax liabilities. Deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to shareholder’s equity. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, and of permanent differences such as tax credits, resulted in effective tax rates which differ from the federal statutory tax rate.

For the years ending December 31, 2001 and 2000, the Company’s effective tax rate differs from the federal statutory tax rate of 35% for the following reasons:

	2001	2000	1999
	(In Millions)

Expected federal income tax expense using 35%	$15.9	$13.2	$13.4
Policy reserves	(1.5)	1.4	0.2
Policy acquisition costs	7.4	14.8	7.1
Other	0.1	–	(0.2)

Current income tax expense	$21.9	$29.4	$20.5

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 were as follows (in millions):

Deferred Tax Assets:

Policy acquisition costs	$ 63.9
Policy reserves	2.3
Other items	0.3

Total deferred tax assets	66.5
Non-admitted deferred tax assets	(57.2)

Admitted deferred tax assets	$ 9.3

There were no deferred tax liabilities at December 31, 2001. The change in deferred tax assets of $1.7 million, net of non-admitted assets, resulted in the net change in deferred taxes as of December 31, 2001.

In 2001, 2000 and 1999, the Company paid federal income taxes in the amounts of $31.3 million, $26.3 million and $14.5 million, respectively. Federal income taxes of $26.1 million in 2001, $29.5 million in 2000, and $20.7 million in 1999 are available for recovery in the event of future net losses.

The Company plans to file its 2001 federal income tax return on a consolidated basis with its parent, MassMutual and MassMutual’s other affiliates. MassMutual and its eligible affiliates are subject to a written tax allocation agreement, which allocates the group’s tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses by other group members.

The Internal Revenue Service has completed examining MassMutual’s consolidated income tax returns through the year 1994 and is currently examining the years 1995 through 1997. Management believes adjustments, which may result from such examinations, will not materially affect the Company’s financial position.

7. SHAREHOLDER’S EQUITY

The Board of Directors of MassMutual has authorized the contribution of funds to the Company to meet the capital requirements of each state in the United States of America in which the Company is licensed to do business.

Substantially all of the statutory shareholder’s equity is subject to dividend restrictions relating to various state regulations, which limit the payment of dividends to the shareholder without prior approval. Under these regulations, $18.0 million of shareholder’s equity is available for distribution to the shareholder in 2002 without prior regulatory approval. During 1999, MassMutual contributed additional paid-in capital of $25.0 million to the Company.

Notes to Statutory Financial Statements, Continued

8. RELATED PARTY TRANSACTIONS

The Company has an agreement whereby MassMutual, for a fee, furnishes the Company, as required, operating facilities, human resources, computer software development and managerial services. Also, investment and administrative services are provided to the Company pursuant to a management services agreement with MassMutual. Fees incurred under the terms of these agreements were $13.2 million, $9.4 million and $25.9 million in 2001, 2000 and 1999, respectively. While management believes that these fees are calculated on a reasonable basis, they may not necessarily be indicative of the costs that would have been incurred on a stand-alone basis.

The Company has a reinsurance agreement with MassMutual in which MassMutual assumes specific plans of insurance on a yearly renewable term basis. Premium income and policyholders’ benefits and payments were stated net of reinsurance. Premium income of $8.4 million, $7.7 million and $7.5 million was ceded to MassMutual in 2001, 2000 and 1999, respectively. Policyholder benefits of $5.0 million, $3.3 million and $5.1 million were ceded to MassMutual in 2001, 2000 and 1999, respectively.

The Company has a stop-loss agreement with MassMutual under which the Company cedes claims, which, in aggregate, exceed .43% of the covered volume for any year, with maximum coverage of $25.0 million above the aggregate limit. The aggregate limit was $18.9 million in 2001, $19.0 million in 2000 and $22.1 million in 1999 and it was not exceeded in any of the years. Premium income of $0.3 million, $0.3 million and $0.6 million was ceded to MassMutual in 2001, 2000 and 1999, respectively.

Effective January 1, 2000, the Company entered into a modified coinsurance quota-share agreement with MassMutual, whereby the Company cedes substantially 100% of premium on new issues of certain life insurance policies. In return, MassMutual pays to the Company a stipulated expense allowance, death and surrender benefits and a modified coinsurance adjustment based upon experience. MassMutual holds the assets and related reserves for payment of future benefits on the ceded policies. Premium income of $330.1 million and $275.0 million was ceded to MassMutual in 2001 and 2000, respectively. Fees and other income include a $16.2 million and $14.3 million expense allowance in 2001 and 2000, respectively. A modified coinsurance adjustment of $326.3 million and $272.1 million was received from MassMutual in 2001 and 2000, respectively. No policyholder benefits were ceded to MassMutual in 2001 or 2000.

9. BUSINESS RISKS AND CONTINGENCIES

The Company has conducted a review of the financial impact of the tragic events that occurred on September 11, 2001. These events have not materially impacted the Company’s financial position, results of operations, or liquidity for the period ended December 31, 2001 or foreseeable future periods.

Through December 31, 2001, the Company incurred gross claims in the amount of $0.4 million related to the events of September 11, 2001 of which $0.3 million are reinsured, resulting in a net exposure of $0.1 million. These investments are not material with respect to the total investment portfolio. The Company believes that its investment portfolio is of sufficient quality and diversity as to not be materially impacted by the events of September 11, 2001.

Approximately 75% and 78% of the Company’s premium revenue in 2001 and 2000, respectively, was derived from four customers, and approximately 55% of the Company’s premium revenue in 1999 was derived from two customers.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies’ amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

The Company is involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

Notes to Statutory Financial Statements, Continued

10. LIQUIDITY

The withdrawal characteristics of the policyholders’ reserves and funds, including separate accounts, and the invested assets which support them at December 31, 2001 are illustrated below (in millions):

Total policyholders’ reserves and funds and separate account liabilities	$3,762.6
Not subject to discretionary withdrawal	(2.0)
Policy loans	(58.3)

Subject to discretionary withdrawal	$3,702.3

Total invested assets, including separate investment accounts	$3,835.0
Policy loans	(58.3)

Marketable investments	$3,776.7

Notes to Statutory Financial Statements, Continued

11. AFFILIATED COMPANIES

The relationship of the Company, MassMutual and affiliated companies as of December 31, 2001, is illustrated below. Subsidiaries are wholly owned by MassMutual, except as noted.

Parent
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
CM Assurance Company
CM Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MassMutual Mortgage Finance, LLC
The MassMutual Trust Company
MML Bay State Life Insurance Company
MML Distributors, LLC
MassMutual Assignment Company
Persumma Financial, LLC

Subsidiaries of MassMutual Holding Company
CM Property Management, Inc.
G.R. Phelps & Co., Inc.
HYP Management, Inc.
MassMutual Benefits Management, Inc.
MassMutual Funding, LLC
MassMutual Holding MSC, Inc.
MassMutual Holding Trust I
MassMutual International, Inc.
MMHC Investments, Inc.
MML Investor Services, Inc.
MML Realty Management Corporation
Urban Properties, Inc.
Antares Capital Corporation – 80.0%
Cornerstone Real Estate Advisers, Inc.
DLB Acquisition Corporation – 98.2%
Oppenheimer Acquisition Corporation – 95.36%

Subsidiaries of MassMutual International, Inc.
MassLife Seguros de Vida S.A. – 99.9%
MassMutual Asia, Limited
MassMutual (Bermuda) Ltd.
MassMutual Internacional (Argentina) S.A. – 99.9%
MassMutual International (Bermuda) Ltd.
MassMutual Internacional (Chile) S.A. – 92.5%
MassMutual International (Luxembourg) S.A. – 99.9%
MassMutual International Holding MSC, Inc.
MassMutual Life Insurance Company K.K. (Japan) – 99.5%
MassMutual Mercuries Life Insurance Company – 38.2%

Subsidiaries of MassMutual Holding MSC, Inc.
MassMutual Corporate Value Limited – 46.0%
9048 – 5434 Quebec, Inc.
1279342 Ontario Limited

Subsidiary of MMHC Investments, Inc.
MassMutual/Darby CBO IM Inc.

Affiliates of Massachusetts Mutual Life Insurance Company
MML Series Investment Funds
MassMutual Institutional Funds

PART II.

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        Not applicable.

Item 15.    Indemnification of Directors and Officers

        The corporation shall, to the fullest extent and under the circumstances permitted by Connecticut law, as amended from time to time, indemnify any person serving or who has served (a) as a director, officer, employee or agent of the corporation or (b) at the corporation’s request, as a director, trustee, officer, partner, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all liabilities and expenses incurred by him in connection with the defense or disposition of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, while serving or thereafter, by reason of his having been such a director, trustee, officer, partner, employee or agent, except (unless otherwise permitted by Connecticut law) (y) in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or (z) in connection with any other proceeding charging improper personal benefit to him in which he was adjudged liable on the basis that personal benefit was improperly received by him.

        Expenses, including counsel fees, reasonably incurred by any such director, trustee, officer, partner, employee or agent who is a party to a proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of a written affirmation of the person’s good faith belief that he has met the standard of conduct permitting indemnification and a written undertaking to repay the advance upon a determination that he did not meet the standard of conduct; provided, however, that a determination is also made that on the basis of the facts then known indemnification would not be precluded.

        The right of indemnification hereby provided shall not be exclusive of or affect any other right to which any such director, trustee, officer, partner, employee or agent may be entitled. Nothing contained in this Article shall affect any other right to indemnification to which such persons may be entitled by contract or otherwise under law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MML Bay State pursuant to the foregoing provisions, or otherwise, MML Bay State has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MML Bay State of expenses incurred or paid by a director, officer or controlling person of MML Bay State in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MML Bay State will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Item 16.    Exhibits

Exhibit Number	Description	Method of Filing
(1)(a)	Form of Underwriting Agreement with MML Investors Services, Inc.	1

(1)(b)	Form of Underwriting Agreement with MML Distributors, LLC	2

4	Form of Individual Annuity Contract	3

5	Opinion re legality	Filed herewith

23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP	Filed herewith

Exhibit Number	Description	Method of Filing
24(a)	Power of Attorney for: Isadore Jermyn	3

24(b)	Power of Attorney for: Edward M. Kline	4

24(c)	Powers of Attorney for: Efrem Marder Lawrence V. Burkett, Jr.	5

24(d)	Power of Attorney for: Robert J. O’Connell	6

24(e)	Power of Attorney for: Brent Nelson	Filed herewith

1	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 33-79750.
2	Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 33-79750.
3	Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement File No. 33-79750.
4	Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement File No. 33-79750.
5	Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 33-79750.
6	Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 33-79750.

Item 17.    Undertakings

        (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 8 to Registration Statement No. 33-79750 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 2nd day of April, 2002.

MML BAY STATE LIFE INSURANCE COMPANY
(Registrant)

/s/ ROBERT J. O’CONNELL
By:
Robert J. O’Connell
Director, President and Chief Executive Officer
MML Bay State Life Insurance Company

/s/ RICHARD M. HOWE

*Richard M. Howe
On April 2, 2002, as Attorney-in-Fact
pursuant to power of attorney.

        As required by the Securities Act of 1933, this Post-Effective Amendment No. 8 to Registration Statement No. 33-79750 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT J. O’CONNELL * Robert J. O’Connell	Director, President and Chief Executive Officer	April 2, 2002

/s/ EDWARD M. KLINE * Edward M. Kline	Vice President and Treasurer (Principal Financial Officer)	April 2, 2002

/s/ BRENT NELSON * BRENT NELSON	Senior Vice President and Controller (Principal Accounting Officer)	April 2, 2002

/s/ LAWRENCE V. BURKETT , JR ..* Lawrence V. Burkett, Jr.	Director	April 2, 2002

/s/ EFREM MARDER * Efrem Marder	Director	April 2, 2002

/s/ ISADORE JERMYN * Isadore Jermyn	Director	April 2, 2002

/s/ RICHARD M. HOWE *Richard M. Howe	On April 2, 2002, as Attorney-in-Fact pursuant to powers of attorney.

LIST OF EXHIBITS

Exhibit 5	Opinion re legality

Exhibit 23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP

Exhibit 24(e)	Power of Attorney